UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 25, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

SIGNATURES
Date October 25, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s Interim Review January 1 – September 30, 2007
(Helsinki, Finland, October 25, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s profitable growth continues
Highlights of the third quarter
•	New orders worth EUR 1,440 million were received in July-September, i.e. 9 percent more than in the corresponding period of last year (EUR 1,321 million in Q3/06).

•	The order backlog was EUR 4,519 million at the end of September (EUR 3,737 million on Dec. 31, 2006 and EUR 4,574 million on June 30, 2007).

•	Net sales increased by 24 percent and totaled EUR 1,452 million (EUR 1,169 million in Q3/06).

•	Earnings before interest, tax and amortization (EBITA) were EUR 157.3 million, i.e. 10.8 percent of net sales (EUR 124.4 million and 10.6% in Q3/06).

•	Operating profit (EBIT) was EUR 143.4 million, i.e. 9.9 percent of net sales (EUR 120.4 million and 10.3% in Q3/06).

•	Earnings per share were EUR 0.66 (EUR 0.59 in Q3/06).

•	Free cash flow was EUR 133 million (EUR 113 million in Q3/06).
Jorma Eloranta, President and CEO of Metso Corporation, says “I am pleased with Metso’s overall third-quarter performance although we faced currency headwinds and had certain one-off expenses. It has been especially good to notice that Metso Paper’s operational performance is improving, thanks to our persistent measures to continuously enhance the operational efficiency — even though we still have work to do. Order intake in Metso Paper was low during the third quarter, but it was a timing issue and we estimate the order intake to be at a good level during the last quarter. Metso Minerals’ profitability was somewhat hit by exceptionally high, one-off warranty repair costs and the weakening of the U.S. dollar. At Metso Automation, profitability has improved nicely after the past few quarters of capacity constraints and cost increases. For the first nine months, our EBITA improved by 28 percent and operating profit by 20 percent compared to the same period last year.”
Metso concluded its annual strategy review during the third quarter. “Our profitable growth strategy has progressed steadily in the past two years, and we continue to see a lot of opportunities to improve our performance. We believe that this strategy can deliver fast growth, strong profits and more value for our customers and shareholders also in the years to come.”
Eloranta confirms that Metso expects markets to continue to be favorable well into 2008. “Our strong order backlog provides solid bases for next year. We aim to deliver profitable growth for the last quarter of 2007 and in 2008.”
Metso’s key figures

				Q1-	Q1-
EUR million	Q3/07	Q3/06	Change %	Q3/07	Q3/06	Change %	2006

Net sales	1,452	1,169	24	4,354	3,417	27	4,955

Earnings before interest, tax and amortization (EBITA)	157.3	124.4	26	441.5	345.0	28	481.1

% of net sales	10.8	10.6		10.1	10.1		9.7

Operating profit	143.4	120.4	19	400.1	332.2	20	457.2

% of net sales	9.9	10.3		9.2	9.7		9.2

Earnings per share, EUR	0.66	0.59	12	1.84	2.03	(9)	2.89

Adjusted earnings per share, EUR 1)	0.66	0.59	12	1.84	1.63	13	2.28

Orders received	1,440	1,321	9	5,194	4,148	25	5,705

				Q1-	Q1-
EUR million	Q3/07	Q3/06	Change %	Q3/07	Q3/06	Change %	2006

Order backlog at end of period				4,519	3,022	50	3,737

Free cash flow	133	113	18	163	291	(44)	327

Return on capital employed
(ROCE), annualized, %				24.5	22.1		22.2

Equity to assets ratio at end
of period, %				36.6	38.0		36.1

Gearing at end of period, %				33.8	16.6		30.8

1)	In 2006, Metso recognized nonrecurring deferred tax assets totaling EUR 87 million, which improved the earnings per share by EUR 0.61. Of the deferred tax asset, EUR 57 million was recognized in Q2/2006 (impact to EPS EUR 0.40) and EUR 30 million in Q4/2006 (impact to EPS EUR 0.21).
Metso’s third quarter 2007 review
Operating environment and demand for products in July-September
The market situation for Metso’s products and services continued to be favorable during the third quarter. Uncertainty on the international financial markets and the weakening of the U.S. dollar against the euro did not materially slow the investment activity of Metso’s customers.
The market situation for Metso Paper’s products and services continued much the same as in the year’s first half. The demand for new paper, board and tissue machines was good in Asia. Particularly in China, strong economic growth is fuelling the demand for various paper and board grades. The demand for fiber lines was good in South America and Asia, and satisfactory elsewhere. Chemical pulp production capacity is growing quickly in these areas due to good availability of cost competitive raw materials. The demand for power plants using renewable energy sources continued to be excellent. The demand for Metso Paper’s aftermarket services was satisfactory.
The demand for Metso Minerals’ mining products, metals recycling equipment and aftermarket services remained excellent as in the year’s first half. Particularly in emerging countries, lively investment in industrial and commercial facilities, infrastructure, services and housing has continued. As a result, there has been high demand for metals, and the mining industry has maintained a high level of investment globally. With respect to construction, the demand for Metso Minerals’ aggregates production-related equipment was overall good in the third quarter, although the slowdown in US residential construction was reflected in a leveling off in growth in the US market. Construction demand is driven by ongoing projects to develop road networks and other transportation infrastructure in different parts of the world, especially in the emerging markets.
The overall market situation for Metso Automation’s products and services continued to be mainly good in the pulp and paper industry. With respect to the power, oil and gas industries, there was continuing good demand for process automation systems and excellent demand for flow control systems. Energy industry investments are driven by the increased consumption of energy and high oil prices due to global economic growth.
Orders received in July-September
The value of orders received by Metso during the third quarter increased by 9 percent on the corresponding period of 2006, and totaled EUR 1,440 million.
Metso Paper’s order intake increased by 5 percent and the growth was due to the Pulping and Power businesses acquired at the end of 2006. The growth in orders received by the Power business line was limited, however, by the high order backlog and high capacity utilization. Geographically, the most important market areas were Europe and Asia-Pacific. The largest orders received by Metso Paper in July-September included a packaging board production line for Mondi Packaging in Europe, a kraftliner board machine for Lee & Man Paper’s Hongmei mill in China and a biomass-fired power boiler for Kalmar Energi Värme AB in Sweden.

Several contract negotiations that were underway in the third quarter are expected to be concluded before the year-end.
Metso Minerals’ order intake grew by 17 percent. Orders increased strongly in the Mining and Recycling business lines, while growth in the Construction business line leveled off. Geographically, new orders came from all market areas, but especially from Europe. The largest orders received by Metso Minerals included minerals processing equipment for Arcelor Mittal Steel’s concentrator plants in Ukraine, grinding equipment for Platmin Limited’s platinum mine in South Africa and crushing and screening equipment for Construtora Norberto Odebrecht S.A.’s projects in Angola and Venezuela. Metso Minerals also entered into a five-year service contract with Codelco in Chile.
Metso Automation’s third-quarter order intake was on par with the corresponding period of last year. Growth was limited by the high order backlog and high utilization of production capacity in the flow control business. New orders received during July-September included e.g. delivery of valves for Société Internationale de Dessalement’s desalination plant in Saudi Arabia.
Financial performance in July–September
Metso’s third-quarter net sales grew by 24 percent on the corresponding period last year and totaled EUR 1,452 million. Organic growth was good in all business areas but strongest in Metso Minerals. Also the Pulping and Power businesses acquired at the end of 2006 contributed to the growth.
Metso’s third-quarter earnings before interest, tax and amortization (EBITA) were EUR 157.3 million, or 10.8 percent of net sales compared with EUR 124.4 million or 10.6 percent of net sales for the corresponding period last year. EBITA improved in all business areas. EBITA margin improved in both Metso Paper and Metso Automation whereas Metso Minerals’ EBITA margin decreased. Metso’s third-quarter operating profit was EUR 143.4 million or 9.9 percent of net sales (EUR 120.4 million and 10.3 percent in Q3/2006).
Metso’s January-September 2007 Interim Review
Orders received and order backlog
In January-September, Metso’s orders received grew by 25 percent on the comparison period, and totaled EUR 5,194 million. Orders received grew in all business areas, and two thirds of the increase was attributable to the acquired Pulping and Power businesses. Excluding the effect of exchange rate translation, the increase in orders received would have been about three percentage points higher. The growth in orders was proportionally strongest in Metso Paper’s Power business line, Metso Minerals’ Recycling business line and Metso Automation’s Flow Control business line. Growth in new orders was strongest in Europe. Metso’s order backlog increased by 21 percent on the end of 2006 and was EUR 4,519 million at the end of September.
Orders received by business area

	Q1–Q3/07		Q1–Q3/06
		% of orders		% of orders
	EUR million	received	EUR million	Received

Metso Paper	2,271	44	1,599	38

Metso Minerals	2,314	44	1,950	47

Metso Automation	598	11	555	13

Valmet Automotive	64	1	81	2

Intra-Metso and other orders received	(53)		(37)

Total	5,194	100	4,148	100

Orders received by market area

	Q1–Q3/07		Q1–Q3/06
		% of orders		% of orders
	EUR million	received	EUR million	received

Europe	2,321	45	1,522	37

North America	773	15	879	21

South and Central America	611	12	519	12

Asia-Pacific	1,115	21	946	23

Rest of the world	374	7	282	7

Total	5,194	100	4,148	100

Net sales
Metso’s net sales for January-September grew by 27 percent on the comparison period and totaled EUR 4,354 million. Excluding the effect of exchange rate translation, the increase in net sales would have been about 3 percentage points higher. Excluding the effect of the Pulping and Power businesses acquired at the end of 2006, the increase in net sales was approximately 12 percent. The main drivers of organic growth were the continuing good market situation and expanded market presence. Measured in euros, the net sales of the aftermarket business increased by 20 percent and it accounted for 34 percent (37% in Q1–Q3/06) of Metso’s net sales. The decrease in the relative share of the aftermarket business was due to the acquired Pulping and Power businesses, in which the share of the aftermarket business is below Metso’s average.
Net sales by business area

	Q1–Q3/07		Q1–Q3/06
	EUR million	% of net sales	EUR million	% of net sales

Metso Paper	2,016	46	1,375	40

Metso Minerals	1,837	42	1,569	45

Metso Automation	485	11	420	12

Valmet Automotive	64	1	81	3

Intra-Metso net sales	(48)		(28)

Total	4,354	100	3,417	100

Net sales by market area

	Q1–Q3/07		Q1–Q3/06
	EUR million	% of net sales	EUR million	% of net sales

Europe	1,736	40	1,431	42

North America	786	18	749	22

South and Central America	618	14	436	13

Asia-Pacific	1,029	24	623	18

Rest of the world	185	4	178	5

Total	4,354	100	3,417	100

Financial result
Metso’s January-September earnings before interest, tax and amortization (EBITA) were EUR 441.5 million, or 10.1 percent of net sales (EUR 345.0 million and 10.1% in Q1-Q3/06). EBITA improved in all business areas due to strong volume growth. At Metso Paper, all business lines improved their operating results and the EBITA margin increased. At Metso Minerals and Metso Automation, the EBITA margin was at the level of the comparison year.
Metso’s operating profit for January-September was EUR 400.1 million, or 9.2 percent of net sales (EUR 332.2 million and 9.7% in Q1-Q3/06). Operating profit includes a EUR 27 million amortization of intangible assets related to the acquisition of the Pulping and Power businesses.

Metso’s net financial expenses for January-September were EUR 25 million (EUR 28 million). Net financial expenses include EUR 6 million of foreign exchange gains.
Metso’s profit before taxes for January-September was EUR 375 million (EUR 304 million). The profit attributable to shareholders for January-September was EUR 261 million (EUR 287 million), corresponding to earnings per share (EPS) of EUR 1.84 (EUR 2.03 per share). In the comparison period, Metso recognized in the income statement a nonrecurring deferred tax asset of EUR 57 million related to its U.S. operations, which lowered the tax rate for 2006 and improved EPS by EUR 0.40. Metso’s tax rate for 2007 is estimated to be about 30 percent.
Metso’s return on capital employed (ROCE) was 24.5 percent (22.1%) and the return on equity (ROE) was 23.6 percent (29.5%).
Cash flow and financing
Metso’s net cash generated by operating activities for January-September was EUR 260 million (EUR 368 million). As a result of the strong growth of the order backlog and net sales, inventories increased in all business areas. Growth in inventories was partly offset by growth in advances received and accounts payable. In the third quarter, net working capital remained at the level of the second quarter. Metso’s free cash flow for January-September was EUR 163 million (EUR 291 million) and for the third quarter EUR 133 million (EUR 113 million).
Net interest-bearing liabilities totaled EUR 521 million at the end of September. Gearing was 33.8 percent. Metso’s equity to assets ratio was 36.6 percent. In April, Metso paid dividends of EUR 212 million for 2006.
Capital expenditure
Metso’s gross capital expenditure for January-September was EUR 110 million excluding acquisitions (EUR 89 million). About one third of the capital expenditure was related to investments increasing capacity necessitated by strong volume growth.
In China, Metso is building a service center for Metso Paper in Guangzhou, due for completion in 2008. An expansion of Metso Paper’s Service Center is ongoing in Wuxi, while Metso Automation has completed an expansion of its valve production plant in Shanghai.
In India, Metso is expanding assembly capacity for mobile crushing and vibrating equipment in Bawal and a foundry in Ahmedabad, as well as office facilities, primarily for new engineering resources in New Delhi. The capacity of the Brazilian crusher manufacturing plant is also being extended.
In the United States, Metso is establishing a service center of Metso Power in Charlotte, North Carolina.
In Finland, Metso is expanding its power boiler production facilities at Lapua and increasing capacity in the paper machine roll production line in Jyväskylä. A new assembly line for track-mounted crushing plants was introduced in Tampere early in the year, and a research center including a pilot plant and rock laboratory will be completed by the end of the year. Metso is also increasing its valve production capacity in the Helsinki production plant.
Metso is investing in an enterprise resource planning (ERP) solution covering the entire supply chain within Metso Automation. The investment is due to be completed by the turn of 2009-2010. A similar investment is underway in Metso Minerals.
Metso estimates that gross capital expenditure for 2007 will be about 30 percent higher than in 2006. The growth will be due to investments increasing capacity and the ERP investments of Metso Minerals and Metso Automation.

Metso’s research and development expenditure totaled EUR 79 million (EUR 80 million) during January-September, or 1.8 percent of Metso’s net sales.
Holding in Talvivaara Mining Company Ltd
Metso’s approximate 4 percent holding in Talvivaara Mining Company Ltd is classified in the balance sheet as an available-for-sale investment. At the end of September, Metso’s holding was valued at approximately EUR 36 million. In connection with Talvivaara’s listing in May, Metso undertook to retain its Talvivaara shares for at least 6 months. Metso’s holding relates to a joint R&D project with Talvivaara Mining Company to develop rock processing and bulk materials handling processes.
Acquisitions and divestments
In July 2007, Metso agreed to sell the assets of its German press and energy plants business to G. Siempelkamp GmbH & Co. KG. The business was transferred to the buyer on September 28, 2007. The 65 employees of Metso Panelboard GmbH were also transferred to Siempelkamp. The transaction price was EUR 7 million and Metso booked a small gain on sale in the third quarter.
In July 2007, Metso acquired Bender Holdings Limited and its subsidiary companies in the United Kingdom to further strengthen Metso Paper’s aftermarket business. The company employs 97 persons and its net sales in 2006 amounted to approximately EUR 24 million. As a result of the acquisition, Metso Paper became the global market leader in Yankee cylinder grinding and coating services for tissue machines.
In June 2007, Metso strengthened Metso Paper’s aftermarket business by acquiring Mecanique et Depannage Industries s.a.r.l. (MDI) from France. MDI employs 30 people.
In March 2007, Metso acquired the North American metals recycling technology provider, Bulk Equipment Systems and Technologies Inc. (B.E.S.T. Inc), located in Cleveland, Ohio. The acquisition price was approximately EUR 9 million. The company’s net sales for 2006 were EUR 8 million and it employs approximately 40 people.
In March 2007, Metso sold the majority of Metso Paper AG in Delémont, Switzerland. Metso Paper remained as a minority shareholder. The company has about 70 employees and annual net sales of approximately EUR 10 million.
Acquisition and integration of the Pulping and Power businesses
Metso closed the acquisition of Aker Kvaerner’s Pulping and Power businesses on December 29, 2006. The acquisition price was EUR 336 million, including EUR 6 million in expenses related to the acquisition and EUR 53 million in net cash.
Integration of the acquired businesses into Metso Paper has proceeded according to plan. Metso holds to its previous estimate that the annual cost savings achievable through synergies will amount to EUR 20-25 million from 2008 onwards. The cost savings for the first year have been realized sooner than expected, and it is estimated that over one half of the annual savings will be achievable this year. During January-September, about EUR 10 million of synergy benefits were realized. The nonrecurring expenses resulting from integration of the acquired businesses are estimated to be less than EUR 10 million, of which EUR 5 million was recognized in January-September.
During the first nine months, the global customer interface organization was restructured and overlapping activities were eliminated in Sweden and Finland. By the end of September these measures had resulted in the reduction of about 130 employees.

The amortization of intangible assets resulting from the transaction is estimated to be EUR 37 million in 2007, EUR 20 million in 2008 and after that EUR 13 million annually until the intangible assets have been fully amortized. In the first nine months, the amortization of intangible assets amounted to EUR 27 million.
Personnel
Metso had 26,603 employees at the end of September. This was 925 employees more than at the end of last year (25,678 employees). The increase in personnel was the most significant in the Asia-Pacific region. In January-September, Metso had an average of 26,127 employees.
Personnel by region

	Sep 30,	Dec 31,
	2007	2006	Change %

Finland	9,332	9,281	1

Other Nordic countries	3,588	3,580	0

Other Europe	3,175	3,067	4

North America	3,811	3,715	3

South and Central America	2,627	2,439	8

Asia-Pacific	2,624	2,262	16

Rest of the world	1,446	1,334	8

Total personnel	26,603	25,678	4

BUSINESSES
Metso Paper

				Q1–	Q1–	Change
EUR million	Q3/07	Q3/06	Change %	Q3/07	Q3/06%		2006

Net sales	642	489	31	2,016	1,375	47	2,092
Earnings before interest, tax and amortization (EBITA)	48.2	32.3	49	133.0	83.5	59	105.6
% of net sales	7.5	6.6		6.6	6.1		5.0
Operating profit	36.2	30.0	21	97.3	76.6	27	89.8
% of net sales	5.6	6.1		4.8	5.6		4.3
Orders received	515	491	5	2,271	1,599	42	2,276
Order backlog at end of period				2,455	1,547	59	2,225
Personnel at end of period				11,774	9,445	25	11,558
Aker Kvaerner’s Pulping and Power businesses were acquired on December 29, 2006, and the acquired balance sheet was consolidated to Metso on December 31, 2006. The acquired businesses had no effect on Metso’s income statement for 2006 and are therefore not included in the comparative segment information except for order backlog and personnel as at December 31, 2006.
Metso Paper’s net sales for January-September increased by 47 percent on the comparison period and totaled EUR 2,016 million. Growth excluding the acquired Pulping and Power businesses was about 9 percent. All business lines delivered organic growth except for Panelboard. Measured in euros, the volume of the aftermarket business increased by 32 percent and it accounted for 30 percent of net sales (33% in Q1-Q3/06). The majority of the growth in the aftermarket business was attributable to the acquired Pulping and Power businesses.
Metso Paper’s EBITA was EUR 133.0 million, or 6.6 percent of net sales (EUR 83.5 million and 6.1% in Q1–Q3/06). Profitability improved in all business lines. The operating profit was EUR 97.3 million, or 4.8 percent of net sales (EUR 76.6 million and 5.6% in Q1–Q3/06). The operating profit for January-September was weakened by a EUR 27 million amortization of intangible assets related to the acquisition of the Pulping and Power businesses. The steep rise in the stainless steel price had about a EUR 10 million negative impact on Metso Paper’s profitability during the first half year. However, the stainless steel price has leveled off during 2007 and going forward the impact on profitability is not estimated to be material. Metso Paper’s third-quarter operating profit includes EUR 6 million expenses related to the restructuring of its operations in Como, Italy. In the fourth quarter, Metso Paper is estimated to record over EUR 10 million of one-time expenses related to the integration of the acquired Pulping and Power businesses and other ongoing measures to improve cost-competitiveness.

The value of orders received by Metso Paper increased by 42 percent on the comparison period and totaled EUR 2,271 million. The order intake of the Power business grew by over 70 percent in January-September, although the third-quarter order intake was limited by strong order backlog and high capacity utilization rates. The order intake of the Panelboard and Tissue business lines clearly declined from the comparison period. Excluding the effect of the Pulping and Power businesses, Metso Paper’s order intake was on par with the comparison period. The most significant orders of January-September included orders received from Mondi Packaging for a packaging board line in Europe, from Oji Paper for a paper making line in Japan, from Henan Puyang Longfeng Paper for a printing paper line in China, from Votorantim Celulose e Papel for pulp mill equipment in Brazil and from Celbi for pulp mill equipment in Portugal. The end-of-September order backlog, EUR 2,455 million, was 10 percent higher than the order backlog at the end of 2006.
Metso Minerals

			Change	Q1–	Q1–	Change
EUR million	Q3/07	Q3/06%		Q3/07	Q3/06%		2006

Net sales	649	525	24	1,837	1,569	17	2,199
Earnings before interest, tax and amortization (EBITA)	86.3	76.7	13	251.9	211.0	19	302.1
% of net sales	13.3	14.6		13.7	13.4		13.7
Operating profit	85.2	75.9	12	248.7	207.7	20	297.7
% of net sales	13.1	14.5		13.5	13.2		13.5
Orders received	745	636	17	2,314	1,950	19	2,655
Order backlog at end of period				1,728	1,213	42	1,277
Personnel at end of period				10,194	9,158	11	9,433
Metso Minerals’ net sales for January-September increased by 17 percent on the comparison period and totaled EUR 1,837 million. Most of the growth was derived from the Mining business line, but the net sales of the Construction and Recycling business lines were also up on the comparison period. Measured in euros, the volume of the aftermarket business grew by 13 percent and it accounted for 42 percent of net sales (43% in Q1–Q3/06).
The January-September operating profit of Metso Minerals increased to EUR 248.7 million, or 13.5 percent of net sales. Profitability improved in the Mining and Recycling business lines. Continued strengthening of the euro weakened Metso Minerals’ operating profit margin by close to one percentage point during the first nine months. The third-quarter operating profit was negatively affected by exceptional one-off warranty repair costs related to one mining equipment project.
The value of orders received by Metso Minerals was up by 19 percent and totaled EUR 2,314 million. Order intake growth was strongest in the Recycling business line. New orders grew also in the Mining and Construction business lines. During January-September construction equipment orders in the United States were on par with the corresponding period last year despite the uncertainty in the U.S. housing market, because Metso is more exposed to transportation infrastructure. The largest orders of January-September included orders received from Boliden for a grinding system in Sweden, from Alcoa for bulk materials handling equipment in Brazil, from Gold Reserve Inc. for minerals processing equipment in Venezuela, from Osisko Exploration for grinding equipment in Canada and from Arcelor Mittal Steel for minerals handling equipment in Ukraine. The order backlog increased by 35 percent on the end of 2006 and was EUR 1,728 million at the end of September.

Metso Automation

				Q1–	Q1–	Change
EUR million	Q3/07	Q3/06	Change %	Q3/07	Q3/06%		2006

Net sales	165	146	13	485	420	15	613
Earnings before interest, tax and amortization (EBITA)	26.2	20.5	28	65.7	56.1	17	88.3
% of net sales	15.9	14.0		13.5	13.4		14.4
Operating profit	25.8	20.0	29	64.6	54.9	18	86.7
% of net sales	15.6	13.7		13.3	13.1		14.1
Orders received	185	183	1	598	555	8	717
Order backlog at end of period				382	309	24	276
Personnel at end of period				3,523	3,315	6	3,352
Metso Automation’s net sales for January-September increased by 15 percent on the comparison period and totaled EUR 485 million. The increase derived mainly from deliveries of flow control systems to the energy industry, but deliveries of automation systems also increased. Measured in euros, the volume of the aftermarket business grew by 8 percent and it accounted for 22 percent of net sales (23% in Q1–Q3/06).
Metso Automation’s operating profit in January-September amounted to EUR 64.6 million or 13.3 percent of net sales. The negative impact of high raw material prices and increase in relative share of project deliveries was offset by the growth in net sales. The operating profit margin improvement during the third quarter was attributable to good sales volume, improved pricing and more favorable sales mix.
The value of orders received by Metso Automation increased by 8 percent on the comparison period and was EUR 598 million. The increase derived mainly from the Flow Control business line from the power, oil and gas industries. In the third quarter, the intake of new orders was limited by the high order backlog and high capacity utilization rates in the Flow Control business line. The largest orders of January-September included orders from the Chiyoda-Technip Joint Venture for a valve delivery to Qatar, from Henan Puyang Longfeng Paper for a process automation system in China and from Petrobras for an automation system modernization project for its oil refinery in Brazil. Metso Automation’s order backlog was 38 percent larger than at the end of 2006 and amounted to EUR 382 million at the end of September.
Valmet Automotive
Valmet Automotive’s net sales for January-September were EUR 64 million. Operating profit was EUR 7.1 million, or 11.1 percent of net sales. About half of the operating profit is attributable to non-recurring income. During January-September Valmet Automotive manufactured an average of 111 cars per day.
Short-term risks of business operations
China is the primary market for new paper and board machines and thus any substantial changes in demand on the Chinese market may have a material adverse effect on Metso Paper’s profitability. Metso seeks to mitigate these risks by developing its global aftermarket operations and increasing the flexibility of its delivery chain.
The delivery times for Metso products have been lengthened because of strong growth in order intake and backlog. Therefore, there is a risk that material and other costs may rise significantly during the delivery time and have a greater impact on Metso’s profitability than currently anticipated. In the current strong demand situation, the scarcity of certain components and subcontractor resources, particularly at Metso Minerals and Metso Automation, may also lengthen delivery times.

The general uncertainty in the financial markets is not estimated to have a material impact on the overall demand for Metso’s products and services, although it may affect the timing of some customer projects or demand in some geographical regions.
Metso strives to manage and limit the potential adverse effects of these and other risks. However, if the risks materialize, they could have a significant adverse effect on Metso’s business, financial position and results, or on the price of the Metso share.
Metso share is delisted from the New York Stock Exchange
In July, 2007 Metso decided to apply for the delisting of its share and deregistration in the United States. The final day for trading in Metso’s American Depositary Receipts (ADR) on the New York Stock Exchange was September 14, 2007. Trading in Metso’s ADRs in the United States continues on the OTC market under the trading symbol MXCYY, and trading in Metso’s ordinary shares continues normally on the Helsinki Stock Exchange. On September 17, 2007, Metso submitted Form 15F to the U.S. Securities and Exchange Commission (SEC) to terminate its registration and reporting obligations. Metso expects the process to be completed during 2007.
Events after the review period
Metso Paper initiated measures in Finland to improve its competitiveness
Metso Paper’s Paper and Board business line initiated in October personnel negotiations affecting certain Finnish units. The primary aim of the negotiations is to agree on measures to enhance Metso Paper’s competitiveness. It is estimated that the personnel reduction need is 170-220 employees in total. The measures will affect all employee groups in the Anjalankoski, Hollola, Jyväskylä, Järvenpää, Karhula, Turku and Valkeakoski units in Finland.
The personnel reductions relate to Metso Paper’s reorganization carried out in summer 2007, in which the units and functions of the Paper and Finishing business line were merged organizationally. Now the target is to eliminate overlapping operations and to develop and strengthen sales and services closer to customers. The non-recurring expenses related to the measures are estimated to be non-material to Metso. A more precise estimate of the expenses and savings can be made after the negotiations are concluded. The personnel negotiations are being conducted at each location, and the actions decided on are estimated to take place during the first half of 2008.
Short-term outlook
The favorable market outlook for Metso’s products and services is expected to continue.
It is expected that there will be no significant changes in Metso Paper’s market outlook in the fourth quarter or in the first half of 2008. It is estimated that the demand for new paper, board and tissue lines as well as fiber lines will continue at the current level. In China, the growth in paper and board consumption, which is the key driver for new equipment investment among customers, is forecast to remain brisk. Demand in Europe and North America is estimated to focus mainly on machine rebuilds and aftermarket services. It is anticipated that the demand for power plants utilizing renewable energy sources will continue at an excellent level in Metso’s main market areas in Europe and North America. Metso Paper aims to substantially grow its aftermarket business, and the demand for aftermarket services is forecast to remain satisfactory.
Metso Minerals’ market outlook for the year’s final quarter continues to be favorable. The demand for mining products, metals recycling equipment and aftermarket services is also estimated to continue at an excellent level in 2008. Investments in industrial and commercial facilities, infrastructure, services and housing are expected to remain buoyant, particularly in emerging economies. As a result, it is expected that the demand for metals will remain strong and that the investment activity of Metso’s customers will remain excellent. In construction, the demand for Metso Minerals’ equipment relating to aggregates production is expected to continue to be good at least for the first half of 2008. Construction demand is being bolstered by ongoing projects to develop road networks and other transportation infrastructure around the world.
Metso Automation’s market outlook for the first half of 2008 shows no change from the first nine months of this year. It is estimated that pulp and paper industry demand will be good. In the power, oil and gas industries, the demand for process automation systems is expected to be good and the demand for flow control systems excellent. Energy industry investments are driven by the increased consumption of energy and high oil prices due to global economic growth.

It is estimated that Metso’s net sales for 2007 will grow by approximately 25 percent on 2006 and that the operating profit will clearly improve. It is estimated that the EBITA margin improves to about 10 percent and the operating profit margin will be around 9 percent. The operating profit margin in 2007 is affected by approximately one percentage point due to the integration costs and high amortization of intangible assets related to the acquisition of the Pulping and Power businesses as well as one-time costs related to the measures aimed at improving Metso Paper’s cost competitiveness.
It is estimated that Metso’s profitable growth will continue next year.
The estimates concerning financial performance are based on Metso’s current business scope, order backlog and market outlook.
Helsinki, October 25, 2007
Metso Corporation’s Board of Directors
The interim review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

	7-9/	7-9/	1-9/	1-9/	1-12/
EUR million	2007	2006	2007	2006	2006

Net sales	1,452	1,169	4,354	3,417	4,955
Cost of goods sold	(1,085)	(857)	(3,249)	(2,480)	(3,659)

Gross profit	367	312	1,105	937	1,296
Selling, general and administrative expenses	(230)	(189)	(716)	(611)	(846)
Other operating income and expenses, net	6	(3)	9	6	6
Share in profits of associated companies	1	0	2	0	1

Operating profit	144	120	400	332	457
% of net sales	9.9%	10.3%	9.2%	9.7%	9.2%
Financial income and expenses, net	(7)	(10)	(25)	(28)	(36)

Profit before taxes	137	110	375	304	421
Income taxes	(43)	(26)	(114)	(16)	(11)

Profit (loss)	94	84	261	288	410

Profit (loss) attributable to minority interests	0	1	0	1	1
Profit (loss) attributable to equity shareholders	94	83	261	287	409

Profit (loss)	94	84	261	288	410

Earnings per share, EUR	0.66	0.59	1.84	2.03	2.89
Adjusted earnings per share, EUR 1)	0.66	0.59	1.84	1.63	2.28

1)	In 2006, Metso recognized nonrecurring deferred tax assets totaling EUR 87 million, which improved the earnings per share by EUR 0.61. Of the deferred tax asset, EUR 57 million was recognized in the second quarter of 2006 (impact to EPS EUR 0.40) and EUR 30 million in the last quarter of 2006 (impact to EPS EUR 0.21).
ASSETS

	Sep 30,	Sep 30	Dec 31,
EUR million	2007	2006	2006

Non-current assets
Intangible assets
Goodwill	770	501	768
Other intangible assets	256	105	274

	1,026	606	1,042

Property, plant and equipment
Land and water areas	54	57	57
Buildings and structures	215	217	221
Machinery and equipment	312	290	318
Assets under construction	47	28	19

	628	592	615

Financial and other assets
Investments in associated companies	19	19	19
Available-for-sale equity investments	50	14	15
Loan and other interest bearing receivables	6	7	6
Available-for-sale financial assets	5	24	5
Deferred tax asset	213	187	228
Other non-current assets	26	33	33

	319	284	306

Total non-current assets	1,973	1,482	1,963

Current assets
Inventories	1,479	1,135	1,112

Receivables
Trade and other receivables	1,277	962	1,218
Cost and earnings of projects under construction in excess of advance billings	284	160	284
Loan and other interest bearing receivables	2	2	2
Available-for-sale financial assets	0	32	10
Tax receivables	35	20	16

	1,598	1,176	1,530
Cash and cash equivalents	261	493	353

	Sep 30,	Sep 30	Dec 31,
EUR million	2007	2006	2006

Total current assets	3,338	2,804	2,995

Assets held for sale	—	—	—

TOTAL ASSETS	5,311	4,286	4,958

SHAREHOLDERS’ EQUITY AND LIABILITIES

	Sep 30,	Sep 30,	Dec 31,
EUR million	2007	2006	2006

Equity
Share capital	241	241	241
Share premium reserve	77	76	77
Cumulative translation differences	(58)	(35)	(45)
Fair value and other reserves	462	438	432
Retained earnings	814	641	763

Equity attributable to shareholders	1,536	1,361	1,468

Minority interests	5	7	6

Total equity	1,541	1,368	1,474

Liabilities
Non-current liabilities
Long-term debt	586	588	605
Post employment benefit obligations	151	151	157
Deferred tax liability	61	22	57
Provisions	37	27	53
Other long-term liabilities	2	2	2

Total non-current liabilities	837	790	874

Current liabilities
Current portion of long-term debt	101	163	93
Short-term debt	108	35	132
Trade and other payables	1,308	1,028	1,238
Provisions	211	187	213
Advances received	728	472	655
Billings in excess of cost and earnings of projects under construction	375	213	222
Tax liabilities	102	30	57

Total current liabilities	2,933	2,128	2,610
Liabilities held for sale	—	—	—

Total liabilities	3,770	2,918	3,484

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,311	4,286	4,958

NET INTEREST BEARING LIABILITIES

	Sep 30,	Sep 30,	Dec 31,
EUR million	2007	2006	2006

Long-term interest bearing debt	586	588	605
Short-term interest bearing debt	209	198	225
Cash and cash equivalents	(261)	(493)	(353)
Other interest bearing assets	(13)	(65)	(23)

Total	521	228	454

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	7-9/	7-9/	1-9/	1-9/	1-12/
EUR million	2007	2006	2007	2006	2006

Cash flows from operating activities:

Profit (loss)	94	84	261	288	410
Adjustments to reconcile profit (loss) to net cash provided by operating activities
Depreciation	38	26	110	78	105
Provisions / Efficiency improvement programs	(1)	(1)	(1)	(4)	(7)
Interests and dividend income	10	7	26	22	26
Income taxes	43	26	114	16	11
Other	(5)	3	5	6	7
Change in net working capital	12	18	(163)	16	(18)

Cash flows from operations	191	163	352	422	534
Interest paid and dividends received	(5)	(1)	(12)	(3)	(24)
Income taxes paid	(21)	(19)	(80)	(51)	(68)

Net cash provided by (used in) operating activities	165	143	260	368	442

Cash flows from investing activities:

Capital expenditures on fixed assets	(36)	(32)	(110)	(88)	(129)
Proceeds from sale of fixed assets	4	2	13	11	14
Business acquisitions, net of cash acquired	(37)	(9)	(47)	(9)	(277)
Proceeds from sale of businesses, net of cash sold	7	—	9	—	13
(Investments in) proceeds from sale of financial assets	10	10	13	113	154
Other	—	1	—	(1)	(2)

Net cash provided by (used in) investing activities	(52)	(28)	(122)	26	(227)

Cash flows from financing activities:

Share options exercised	—	—	0	—	1

Redemption of own shares	—	—	—	—	(11)
Dividends paid	—	—	(212)	(198)	(198)
Net funding	(62)	(4)	(34)	(14)	35
Other	—	—	15	(6)	(6)

Net cash provided by (used in) financing activities	(62)	(4)	(231)	(218)	(179)

	7-9/	7-9/	1-9/	1-9/	1-12/
EUR million	2007	2006	2007	2006	2006

Net increase (decrease) in cash and cash equivalents	51	111	(93)	176	36
Effect from changes in exchange rates	(3)	—	1	(6)	(6)
Cash and cash equivalents at beginning of period	213	382	353	323	323

Cash and cash equivalents at end of period	261	493	261	493	353

Free cash flow

	7-9/	7-9/	1-9/	1-9/	1-12/
EUR million	2007	2006	2007	2006	2006

Net cash provided by operating activities	165	143	260	368	442
Capital expenditures on fixed assets	(36)	(32)	(110)	(88)	(129)
Proceeds from sale of fixed assets	4	2	13	11	14

Free cash flow	133	113	163	291	327

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Cumu-	Fair		Equity
		Share	lative	value		attri-
		pre-	trans-	and	Re-	butable	Mi-
		mium	lation	other	tained	to	nority	Total
	Share	re-	adjust-	re-	earn-	share-	inter-	e-
EUR million	capital	serve	ments	serves	ings	holders	ests	quity

Balance at Jan 1, 2006	241	76	(9)	424	553	1,285	7	1,292

Dividends	—	—	—	—	(198)	(198)	—	(198)
Share options exercised	—	—	—	—	—	—	—	—
Translation differences	—	—	(41)	—	—	(41)	—	(41)
Net investment hedge gains (losses)	—	—	14	—	—	14	—	14
Cash flow hedges, net of tax	—	—	—	12	—	12	—	12
Available-for-sale equity investments, net of tax	—	—	—	1	—	1	—	1
Other	—	—	1	1	(1)	1	—	1
Net profit for the period	—	—	—	—	287	287	0	287

Balance at Sep 30, 2006	241	76	(35)	438	641	1,361	7	1,368

Balance at Dec 31, 2006	241	77	(45)	432	763	1,468	6	1,474

Dividends	—	—	—	—	(212)	(212)	—	(212)
Share options exercised	0	0	—	—	0	0	—	0
Translation differences	—	—	(13)	—	—	(13)	—	(13)
Net investment hedge gains (losses)	—	—	0	—	—	0	—	0
Cash flow hedges, net of tax	—	—	—	1	—	1	—	1
Available-for-sale equity net of tax	—	—	—	25	—	25	—	25
Share-based payments, net of tax	—	—	—	1	—	1	—	1
Redemption of own shares	—	—	—	—	—	—	—	—
Other	—	—	—	3	2	5	(1)	4
Net profit for the period	—	—	—	—	261	261	0	261

Balance at Sep 30, 2007	241	77	(58)	462	814	1,536	5	1,541

ACQUISITIONS
Acquisition of Pulping and Power businesses of Aker Kvaerner
Metso acquired the Pulping and Power businesses of Aker Kvaerner on December 29, 2006. In the beginning of July 2007, the parties agreed on the final asset values of the businesses and the purchase price was revised to EUR 336 million including EUR 6 million in expenses related to the acquisition and EUR 53 million of net cash. The purchase price adjustment of EUR 23 million was settled in July. Goodwill arising from the acquisition decreased by EUR 6 million and amounted to EUR 266 million after the fair value allocations.
Part of the excess purchase price, EUR 154 million, was allocated to intangible assets, representing the calculated fair values of acquired customer base, technology and order backlog. The remaining goodwill arising from the acquisition is based on significant synergy benefits and widened business portfolio offering Metso potential to expand its operations into new markets and customer segments.
Details of the acquired net assets and goodwill are as follows:

	Carrying	Fair value	Fair
EUR million	amount	allocations	value

Intangible assets	5	154	159
Property, plant and equipment	25	—	25

Inventories	52	—	52
Trade and other receivables	186	—	186
Other assets	29	—	29
Minority interests	—	—	—
Advances received	(214)	—	(214)
Deferred tax liabilities	(4)	(41)	(45)
Other liabilities assumed	(175)	—	(175)

Non-interest bearing net assets	(96)	113	17
Cash and cash equivalents	248	—	248
Debt assumed	(195)	—	(195)
Purchase price	(330)	—	(330)
Costs related to acquisition	(6)	—	(6)

Goodwill	379	(113)	266

Purchase price settled in cash			(307)

Settlement of acquired debt			(195)
Costs related to acquisition			(6)
Cash and cash equivalents acquired			248

Cash outflow in 2006			(260)

Purchase price adjustment paid in July 2007			(23)

Total cash outflow on acquisition			(283)

Other acquisitions
Metso Minerals acquired North American metal recycling provider, Bulk Equipment Systems and Technologies Inc (B.E.S.T. Inc), on March 30, 2007. The acquisition price was approximately EUR 9 million. The company’s net sales were about EUR 2 million and net income approximately EUR 0.2 million in January-March 2007. Part of the excess purchase price, EUR 3 million, was allocated to intangible assets, representing the calculated fair values of acquired customer base, brands, new technology and order backlog. The remaining excess arising from the acquisition, EUR 7 million, represents goodwill related to Metso’s improved position in the North American metal recycling market.
On June 27, 2007, Metso Paper acquired Mecanique et Depannage Industries s.a.r.l. (MDI), a French company supplying maintenance services to the paper industry. MDI employs 30 people.
Metso Paper acquired on July 18, 2007 a UK based service provider Bender Holdings Limited with its subsidiaries. The purchase price was EUR 16 million, net of cash acquired. Approximately EUR 2 million of the price was paid after the review period in early October 2007. Bender group’s net sales were about EUR 13 million and net income about EUR 2 million in January – June 2007. A portion of the excess purchase price, EUR 11 million, was allocated to intangible assets, representing the calculated preliminary fair values of acquired new technology, customer base and existing long-term contracts. The remaining excess arising from the acquisition, EUR 6 million, represents goodwill related to Metso’s improved position in the worldwide market for services provided to pulp and paper industry.
Information on acquisitions for January-September 2007 is as follows:

	Carrying	Fair value	Fair
EUR million	amount	allocations	value

Intangible assets	0	14	14
Property, plant and equipment	2	—	2
Inventories	1	—	1
Trade and other receivables	7	—	7
Deferred tax liabilities	(1)	(4)	(5)
Other liabilities assumed	(6)	—	(6)

Non-interest bearing net assets	3	10	13
Cash and cash equivalents acquired	4	—	4
Debt assumed	(1)	—	(1)
Purchase price	(30)	—	(30)

Goodwill	24	(10)	14

ASSETS PLEDGED AND CONTINGENT LIABILITIES

EUR million	Sep 30, 2007	Sep 30, 2006	Dec 31, 2006

Mortgages on corporate debt	9	3	14
Other pledges and contingencies
Mortgages	2	2	2
Pledged assets	0	0	0
Guarantees on behalf of associated company obligations	—	—	—
Other guarantees	9	5	6
Repurchase and other commitments	8	8	10
Lease commitments	155	127	166

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Sep 30,	Sep 30,	Dec 31,
EUR million	2007	2006	2006

Forward exchange rate contracts	1,204	961	1,357
Interest rate and currency swaps	1	1	1
Currency swaps	1	1	1
Interest rate swaps	143	183	143
Interest rate futures contracts	—	—	—
Option agreements
Bought	3	14	7
Sold	3	14	6

The notional amount of electricity forwards was 454 GWh as of Sep 30, 2007 and 467 GWh as of Sep 30, 2006.
The notional amount of nickel forwards to hedge stainless steel prices was 378 tons as of Sep 30, 2007. In the comparison period Metso had not entered into nickel forwards.
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-9/	1-9/	1-12/
	2007	2006	2006

Earnings per share, EUR	1.84	2.03	2.89
Adjusted earnings per share, EUR 1)	1.84	1.63	2.28
Equity/share at end of period, EUR	10.85	9.61	10.38
Return on equity (ROE), % (annualized)	23.6	29.5	30.3
Return on capital employed (ROCE), % (annualized)	24.5	22.1	22.2
Equity to assets ratio at end of period, %	36.6	38.0	36.1
Gearing at end of period, %	33.8	16.6	30.8
Free cash flow	163	291	327
Free cash flow/share, EUR	1.15	2.05	2.31
Gross capital expenditure (excl. business acquisitions)	110	89	131
Business acquisitions, net of cash acquired	47	9	277
Depreciation and amortization	110	78	105
Number of outstanding shares at end of period (thousands)	141,489	141,594	141,359
Average number of shares (thousands)	141,450	141,594	141,581
Average number of diluted shares (thousands)	141,450	141,646	141,600

1)	In 2006, Metso recognized nonrecurring deferred tax assets totaling EUR 87 million, which improved the earnings per share by EUR 0.61. Of the deferred tax asset, EUR 57 million was recognized in the second quarter of 2006 (impact to EPS EUR 0.40) and EUR 30 million in the last quarter of 2006 (impact to EPS EUR 0.21).
EXCHANGE RATES USED

		1-9/	1-9/	1-12/	Sep 30,	Sep 30,	Dec 31,
		2007	2006	2006	2007	2006	2006

USD	(US dollar)	1.3515	1.2499	1.2630	1.4179	1.2660	1.3170

SEK	(Swedish krona)	9.2383	9.3024	9.2533	9.2147	9.2797	9.0404
GBP	(Pound sterling)	0.6780	0.6854	0.6819	0.6968	0.6777	0.6715
CAD	(Canadian dollar)	1.4782	1.4059	1.4267	1.4122	1.4136	1.5281
BRL	(Brazilian real)	2.6877	2.7181	2.7375	2.6037	2.7517	2.8105

BUSINESS AREA INFORMATION
Metso Ventures Business Area was dismantled as of January 1, 2007. Two of Metso’s three foundries were transferred to Metso Paper and one to Metso Minerals. Metso Panelboard became part of Metso Paper. Valmet Automotive is reported as part of Corporate Office and others group. Comparative segment information for 2006 is presented according to the new organization structure.
Aker Kvaerner’s Pulping and Power businesses were acquired as of December 29, 2006 and the acquired balance sheet was consolidated to Metso as of December 31, 2006. The acquired businesses had no effect to Metso’s income statement for 2006 and are therefore not included in the comparative segment information except for capital employed, order backlog and personnel as at December 31, 2006.
NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
EUR million	2007	2006	2007	2006	9/2007	2006

Metso Paper	642	489	2,016	1,375	2,733	2,092
Metso Minerals	649	525	1,837	1,569	2,467	2,199
Metso Automation	165	146	485	420	678	613
Valmet Automotive	17	22	64	81	92	109
Corporate office and other	—	2	—	7	3	10
Corporate office and others total	17	24	64	88	95	119
Intra Metso net sales	(21)	(15)	(48)	(35)	(81)	(68)

Metso total	1,452	1,169	4,354	3,417	5,892	4,955

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
EUR million	2007	2006	2007	2006	9/2007	2006

Metso Paper	4.2	(3.2)	2.8	(0.6)	(7.6)	(11.0)
Metso Minerals	2.0	(0.1)	3.4	5.4	14.1	16.1
Metso Automation	0.2	(0.4)	0.3	(0.1)	0.7	0.3
Valmet Automotive	0.0	0.0	0.0	0.0	0.0	0.0
Corporate office and other	(0.1)	0.4	2.5	1.5	1.4	0.4
Corporate office and others total	(0.1)	0.4	2.5	1.5	1.4	0.4

Metso total	6.3	(3.3)	9.0	6.2	8.6	5.8

SHARE IN PROFITS OF ASSOCIATED COMPANIES

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
EUR million	2007	2006	2007	2006	9/2007	2006

Metso Paper	0.0	0.3	0.5	1.0	1.2	1.7
Metso Minerals	0.0	0.0	0.0	0.1	0.0	0.1
Metso Automation	0.3	0.3	1.3	0.6	1.5	0.8
Valmet Automotive	—	—	—	—	—	—
Corporate office and other	0.0	(0.3)	0.0	(1.3)	(0.4)	(1.7)
Corporate office and others total	0.0	(0.3)	0.0	(1.3)	(0.4)	(1.7)

Metso total	0.3	0.3	1.8	0.4	2.3	0.9

OPERATING PROFIT (LOSS)

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
EUR million	2007	2006	2007	2006	9/2007	2006

Metso Paper	36.2	30.0	97.3	76.6	110.5	89.8
Metso Minerals	85.2	75.9	248.7	207.7	338.7	297.7
Metso Automation	25.8	20.0	64.6	54.9	96.4	86.7
Valmet Automotive	1.7	1.7	7.1	10.7	8.1	11.7
Corporate office and other	(5.5)	(7.2)	(17.6)	(17.7)	(28.6)	(28.7)
Corporate office and others total	(3.8)	(5.5)	(10.5)	(7.0)	(20.5)	(17.0)

Metso total	143.4	120.4	400.1	332.2	525.1	457.2

OPERATING PROFIT (LOSS), % OF NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
%	2007	2006	2007	2006	9/2007	2006

Metso Paper	5.6	6.1	4.8	5.6	4.0	4.3
Metso Minerals	13.1	14.5	13.5	13.2	13.7	13.5
Metso Automation	15.6	13.7	13.3	13.1	14.2	14.1
Valmet Automotive	10.0	7.7	11.1	13.2	8.8	10.7

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
%	2007	2006	2007	2006	9/2007	2006

Corporate office and other	n/a	n/a	n/a	n/a	n/a	n/a
Corporate office and others total	n/a	n/a	n/a	n/a	n/a	n/a

Metso total	9.9	10.3	9.2	9.7	8.9	9.2

EBITA

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
EUR million	2007	2006	2007	2006	9/2007	2006

Metso Paper	48.2	32.3	133.0	83.5	155.1	105.6
Metso Minerals	86.3	76.7	251.9	211.0	343.0	302.1
Metso Automation	26.2	20.5	65.7	56.1	97.9	88.3
Valmet Automotive	1.7	1.7	7.1	10.7	8.1	11.7
Corporate office and other	(5.1)	(6.8)	(16.2)	(16.3)	(26.5)	(26.6)
Corporate office and others total	(3.4)	(5.1)	(9.1)	(5.6)	(18.4)	(14.9)

Metso total	157.3	124.4	441.5	345.0	577.6	481.1

EBITA, % OF NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
%	2007	2006	2007	2006	9/2007	2006

Metso Paper	7.5	6.6	6.6	6.1	5.7	5.0
Metso Minerals	13.3	14.6	13.7	13.4	13.9	13.7
Metso Automation	15.9	14.0	13.5	13.4	14.4	14.4
Valmet Automotive	10.0	7.7	11.1	13.2	8.8	10.7
Corporate office and other	n/a	n/a	n/a	n/a	n/a	n/a
Corporate office and others total	n/a	n/a	n/a	n/a	n/a	n/a

Metso total	10.8	10.6	10.1	10.1	9.8	9.7

ORDERS RECEIVED

	7-9/	7-9/	1-9/	1-9/	10/2006-	1-12/
EUR million	2007	2006	2007	2006	9/2007	2006

Metso Paper	515	491	2,271	1,599	2,948	2,276
Metso Minerals	745	636	2,314	1,950	3,019	2,655
Metso Automation	185	183	598	555	760	717
Valmet Automotive	17	22	64	81	92	109
Corporate office and other	—	6	—	11	4	15
Corporate office and others total	17	28	64	92	96	124
Intra Metso orders received	(22)	(17)	(53)	(48)	(72)	(67)

Metso total	1,440	1,321	5,194	4,148	6,751	5,705

QUARTERLY INFORMATION
NET SALES

	7-9/	10-12/	1-3/	4-6/	7-9/
EUR million	2006	2006	2007	2007	2007

Metso Paper	489	717	666	708	642
Metso Minerals	525	630	540	648	649
Metso Automation	146	193	146	174	165
Valmet Automotive	22	28	28	19	17
Corporate office and other	2	3	—	—	—
Corporate office and others total	24	31	28	19	17
Intra Metso net sales	(15)	(33)	(14)	(13)	(21)

Metso total	1,169	1,538	1,366	1,536	1,452
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	7-9/	10-12/	1-3/	4-6/	7-9/
EUR million	2006	2006	2007	2007	2007

Metso Paper	(3.2)	(10.4)	1.9	(3.3)	4.2
Metso Minerals	(0.1)	10.7	1.2	0.2	2.0
Metso Automation	(0.4)	0.4	0.5	(0.4)	0.2
Valmet Automotive	0.0	0.0	0.0	0.0	0.0
Corporate office and other	0.4	(1.1)	2.2	0.4	(0.1)
Corporate office and others total	0.4	(1.1)	2.2	0.4	(0.1)

Metso total	(3.3)	(0.4)	5.8	(3.1)	6.3

OPERATING PROFIT (LOSS)

	7-9/	10-12/	1-3/	4-6/	7-9/
EUR million	2006	2006	2007	2007	2007

Metso Paper	30.0	13.2	25.4	35.7	36.2
Metso Minerals	75.9	90.0	67.8	95.7	85.2
Metso Automation	20.0	31.8	15.5	23.3	25.8
Valmet Automotive	1.7	1.0	4.4	1.0	1.7
Corporate office and other	(7.2)	(11.0)	(4.7)	(7.4)	(5.5)
Corporate office and others total	(5.5)	(10.0)	(0.3)	(6.4)	(3.8)

Metso total	120.4	125.0	108.4	148.3	143.4

EBITA

	7-9/	10-12/	1-3/	4-6/	7-9/
EUR million	2006	2006	2007	2007	2007

Metso Paper	32.3	22.1	37.1	47.7	48.2
Metso Minerals	76.7	91.1	68.7	96.9	86.3
Metso Automation	20.5	32.2	15.9	23.6	26.2
Valmet Automotive	1.7	1.0	4.4	1.0	1.7
Corporate office and other	(6.8)	(10.3)	(4.2)	(6.9)	(5.1)
Corporate office and others total	(5.1)	(9.3)	0.2	(5.9)	(3.4)

Metso total	124.4	136.1	121.9	162.3	157.3

CAPITAL EMPLOYED

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
EUR million	2006	2006	2007	2007	2007

Metso Paper	292	631	572	651	607
Metso Minerals	955	967	983	1,049	1,063
Metso Automation	130	149	156	190	202
Valmet Automotive	31	23	23	23	29
Corporate office and other	745	534	555	409	434
Corporate office and others total	776	557	578	432	463

Metso total	2,153	2,304	2,289	2,322	2,335

ORDERS RECEIVED

	7-9/	10-12/	1-3/	4-6/	7-9/
EUR million	2006	2006	2007	2007	2007

Metso Paper	491	677	653	1,103	515
Metso Minerals	636	705	771	798	745
Metso Automation	183	162	228	185	185
Valmet Automotive	22	28	28	19	17
Corporate office and other	6	4	—	—	—
Corporate office and others total	28	32	28	19	17
Intra Metso orders received	(17)	(19)	(16)	(15)	(22)

Metso total	1,321	1,557	1,664	2,090	1,440

ORDER BACKLOG

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
EUR million	2006	2006	2007	2007	2007

Metso Paper	1,547	2,225	2,190	2,584	2,455
Metso Minerals	1,213	1,277	1,497	1,673	1,728
Metso Automation	309	276	356	365	382
Valmet Automotive	—	—	—	—	—
Corporate office and other	7	—	—	—	—
Corporate office and others total	7	—	—	—	—
Intra Metso order backlog	(54)	(41)	(44)	(48)	(46)

Metso total	3,022	3,737	3,999	4,574	4,519

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
PERSONNEL	2006	2006	2007	2007	2007

Metso Paper	9,445	11,558	11,469	11,954	11,774
Metso Minerals	9,158	9,433	9,545	9,967	10,194
Metso Automation	3,315	3,352	3,379	3,564	3,523
Valmet Automotive	1,082	1,013	899	782	777
Corporate office and other	342	322	324	342	335
Corporate office and others total	1,424	1,335	1,223	1,124	1,112

Metso total	23,342	25,678	25,616	26,609	26,603

Notes to the Interim Review
This interim review has been prepared in accordance with IAS 34 ’Interim Financial Reporting’. The same accounting principles have been applied as in the annual financial statements.
New accounting standards
IFRS 7
In August 2005, IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments to its financial position and performance. Metso adopted the standard and the related amendments to IAS 1 ’Presentation of Financial Statements’ from January 1, 2007.
IFRS 8
In November 2006, the IASB issued IFRS 8 ‘Operating segments’ which requires the application of the ‘management approach’ in segment reporting. This would result in uniformity between the disclosed information and the principles for evaluating the financial performance of segments followed internally by the management. Metso will evaluate the effects of IFRS 8 on the consolidated financial statements. The standard will come into force in the financial years beginning after January 1, 2009, but may already be applied in earlier financial years.
Subpoena from U.S. Department of Justice requiring Metso to produce documents
In November 2006, Metso Minerals Industries, Inc., which is Metso Minerals’ U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is cooperating fully with the Department of Justice.
Decisions of the Annual General Meeting
On April 3, 2007 the Annual General Meeting of Metso Corporation approved the accounts for 2006 as presented by the Board of Directors and discharged the members of the Board of Directors and the President and CEO from liability for the 2006 financial year. In addition, the Annual General Meeting approved the proposals of the Board of Directors to amend the Articles of Association and to authorize the Board of Directors to resolve on a repurchase of the Corporation’s own shares and on a share issue.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors and the remuneration of directors. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.
Matti Kavetvuo was re-elected as the Chairman of the Board and Jaakko Rauramo was re-elected as the Vice Chairman of the Board. Eva Liljeblom, Professor at the Swedish School of Economics and Business Administration, Helsinki, Finland, was elected as a new member of the Board. The Board members re-elected were Svante Adde, Maija-Liisa Friman, Christer Gardell and Yrjö Neuvo. The term of office of Board members lasts until the end of the following Annual General Meeting.
The Annual General Meeting decided that the annual remuneration of Board members would be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee, including committee meetings, would be EUR 500 per meeting.
PricewaterhouseCoopers Oy, Authorized Public Accountants, was re-elected to act as the Auditor of the Corporation until the end of the next Annual General Meeting.

The Annual General Meeting decided to pay a dividend of EUR 1.50 per share for the financial year which ended on December 31, 2006. The dividend was paid to shareholders who were entered in the company’s shareholder register maintained by the Finnish Central Securities Depository on the record date for dividend payment, April 10, 2007. The dividend was paid on April 17, 2007.
Board committees
At its assembly meeting the Board of Directors elected from its midst the members of the Audit Committee and Compensation Committee.
The Board’s Audit Committee consists of Maija-Liisa Friman (Chairman), Svante Adde and Eva Liljeblom. The Board of Directors assigned Svante Adde as the financial expert of the Audit Committee.
The Board’s Compensation Committee consists of Matti Kavetvuo (Chairman), Jaakko Rauramo, Christer Gardell and Yrjö Neuvo.
Shares, options and share capital
A total of 35,000 shares were subscribed with Metso Corporation’s 2003A stock options during the period February 8 – March 15, 2007. The resulting increase in share capital of EUR 59,500.00 was entered in the Finnish Trade Register on March 29, 2007. The shares became subject to trading on the Helsinki Stock Exchange together with the existing shares on March 30, 2007. The right to receive dividends and other shareholder rights of the new shares commenced on the registration date.
At the end of September, Metso’s share capital was EUR 240,982,843.80 and the number of shares was 141,754,614. The number of shares includes 60,841 Metso shares held by the parent company and 204,539 Metso shares held by a partnership consolidated in Metso’s consolidated financial statements. Together these represent 0.19 percent of all the shares and votes. The average number of shares outstanding in January-September, excluding Metso shares held by the company, was 141,450,391.
After cancellations and exercised options there remains a total of 100,000 year 2003A options in Metso’s stock options program, all of them held by Metso’s subsidiary, Metso Capital Ltd.
Metso’s market capitalization, excluding Metso shares held by the company, was EUR 6,834 million on September 30, 2007.
Credit ratings
In May, Standard & Poor’s Ratings Services upgraded the long-term credit rating of Metso Corporation to BBB from BBB- and the short-term rating to A-2 from A-3. The rating on Metso’s senior unsecured debt was upgraded to BBB- from BB+. The outlook on rating is considered stable.
The current Moody’s Investor Service rating for Metso’s long-term credit is Baa3. The outlook on rating is considered stable.
Share ownership plan
Metso has a share ownership plan for 2006–2008. The maximum number of shares to be allocated to the 2006–2008 incentive plan is 360,000 Metso Corporation shares.

The share ownership plan for the year 2006 was directed to 60 Metso managers. Based on the 2006 earnings period, 99,961 shares corresponding to 0.07 percent of Metso shares were distributed at the end of March 2007. Members of Metso’s Executive Team received 25,815 shares.
Metso’s Board of Directors decided in February to direct the 2007 share ownership plan to a total of 84 Metso managers. The potential reward from the plan will be based on the operating profit for 2007 of Metso and its business areas. The share ownership plan will cover a maximum of 125,500 Metso shares in 2007. Members of the Metso Executive Team will be allocated a maximum of 26,500 shares of this total. If the average trade-weighted price of the Metso share during the first two full weeks of March 2008 exceeds EUR 48, the number of shares to be granted under the 2007 plan will be decreased by a corresponding ratio. Payment of the potential rewards will be decided during the first quarter of 2008.
The maximum number of shares to be allocated for the 2008 earnings period as well as the share value limit will be decided by Metso’s Board of Directors at the beginning of 2008.
Shares traded on the Helsinki and New York Stock Exchanges
The number of Metso Corporation shares traded on the Helsinki Stock Exchange in January-September was 267 million, equivalent to a turnover of EUR 11,106 million. The share price on September 30, 2007 was EUR 48.30. The highest quotation during the review period was EUR 49.84 and the lowest EUR 34.79.
The trading of Metso ADRs (American Depository Receipts) on the New York Stock Exchange was terminated on September 14, by which time approximately 6 million Metso ADRs, equivalent to a turnover of USD 344 million, had been traded. The price of an ADR on September 14, 2007 was USD 63.70. The highest quotation during the January 1 — September 14 period was USD 65.94 and the lowest USD 44.37.
Disclosures of changes in holdings
J.P. Morgan Chase & Co. announced that the funds they managed held 6,996,732 Metso shares/ADRs on February 12, 2007 corresponding to 4.94 percent of the paid up share capital of Metso Corporation.
No disclosures of changes in holdings were received during the second or third quarter of 2007.
Metso’s financial reporting for 2008
Metso’s financial statements release for 2007 will be published on February 6, 2008. The 2008 interim reports for January-March, January-June and January-September will be published on April 23, July 24 and October 28 respectively.
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 (0)204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 (0)204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 (0)204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com